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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                VISX Incorporated
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     928445
                     -------------------------------------
                                 (CUSIP Number)

                           Katherine T. Tallman, Esq.
                                 Fenwick & West
                              Two Palo Alto Square
                               Palo Alto, CA 94306
                                 (415) 494-0600

 Charles R. Munnerlyn, 1731 Marseilles Court, San Jose, CA 95138; (408) 238-3920
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                November 14, 1995
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement. / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Page 1 of 6. There are no Exhibits to this Schedule 13D.
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                                  SCHEDULE 13D

- --------------------------------                      --------------------------
CUSIP NO.         928445                              Page  2  of 6 Pages
          ----------------------                           ---   ---
- --------------------------------                      --------------------------
- --------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CHARLES R. MUNNERLYN
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)  / /
    2                                                             (B)  / /
            NOT APPLICABLE

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            NOT APPLICABLE

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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       / /

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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                                 7       SOLE VOTING POWER
          NUMBER
            OF                           663,118
                           -----------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
           OWNED
                           -----------------------------------------------------
            BY                   9       SOLE DISPOSITIVE POWER
           EACH
         REPORTING                       663,118
                           -----------------------------------------------------
          PERSON                10       SHARED DISPOSITIVE POWER
           WITH

- --------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            663,118

- --------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       / /

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   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.4%
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   14       TYPE OF REPORTING PERSON*

            IN
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CUSIP No. 92844S 10 5

                             SCHEDULE 13D ATTACHMENT

Introductory Statement

              This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of VISX Incorporated, a Delaware corporation ("VISX"), and amends the Schedule 13D filed by Charles R. Munnerlyn on April 6, 1995. Except as otherwise indicated, all defined terms contained herein have the meanings ascribed to them in the original Schedule 13D.

ITEM 1.       Security and Issuer.

              Thisstatement relates to shares of Common Stock, par value $0.01 per share, of VISX, Incorporated
                                3400 Central Expressway
                                Santa Clara, California 95051

ITEM 2.       Identity and Background.

              The person filing this statement and the information regarding him is:

              (a)   Charles R. Munnerlyn

              (b)   1731 Marseilles Court, San Jose, California, 95138

              (c) Dr. Munnerlyn is employed by VISX Incorporated ("VISX") as a special consultant.

              (d) During the last five years, Dr. Munnerlyn has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

              (e) During the last five years, Dr. Munnerlyn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f)   Dr. Munnerlyn is a citizen of the United States


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                                                          Page 4 of 6 Pages


ITEM 3. Source and Amount of Funds and Other Consideration.

         Dr. Munnerlyn purchased 250,000 shares upon the exercise of options granted to him pursuant to a VISX employee stock option plan. The purchase price was $5.25 per share. He acquired the shares for cash, using a combination of personal funds and funds borrowed on a margin account with Merrill Lynch, upon usual and customary terms and conditions. Dr. Munnerlyn also purchased 25,000 shares on the open market in October 1994. Dr. Munnerlyn acquired substantially all of the remainder of his shares in November 1990, upon the merger of a wholly-owned subsidiary of VISX (then known as Taunton Technologies Inc.) into VISX, Incorporated, a California corporation ("VISX Cal"). Upon effectiveness of that merger, each outstanding share of VISX Cal stock was automatically converted into, and exchanged for, 0.7355 shares of VISX Common Stock.

ITEM 4. Purpose of the Transaction.

         The purpose of the acquisition of the VISX shares was for investment.

         (a) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in the acquisition of additional securities of VISX, or the disposition of any securities of VISX, except that he has options outstanding to purchase up to 67,000 shares at an exercise price of $11.50 per share and 21,800 shares at an exercise price of $16.50. These options expire in February 1997. See also the response to Item 5(c), which is incorporated herein by this reference.

         (b) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving VISX or any of its subsidiaries.

         (c) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of VISX or of any of its subsidiaries.

         (d) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in any change in the present board of directors or management of VISX.

         (e) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in a material change in the present capitalization or dividend policy of VISX.

         (f) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in any other material change in VISX's business or corporate structure.
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                                                          Page 5 of 6 Pages

         (g) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in any change in VISX's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of VISX by any person.

         (h) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in a class of securities of VISX being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in a class of equity securities of VISX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) Dr. Munnerlyn does not have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of shares beneficially owned by Dr. Munnerlyn is 663,118, which represents 4.4% of the outstanding shares of VISX. Of these shares, 59,786 shares are subject to options outstanding that are exercisable within 60 days after December 13, 1995.

         (b) Aggregate number of shares over which Dr. Munnerlyn has sole power to vote and sole power to dispose of: 663,118.

         (c) The only transactions involving Dr. Munnerlyn and the Common Stock of VISX are the transaction described in Item 4 above and the following: On June 30, 1995, Dr. Munnerlyn disposed of 31,000 shares by gift and on November 24, 1995, Dr. Munnerlyn sold 10,000 shares on the open market at a price of $33.00 per share.

         (d) No person other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

         (e) November 14, 1995.

ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         Dr. Munnerlyn has options outstanding to purchase up to 67,000 shares at an exercise price of $11.50 per share and 21,800 shares at an exercise price of $16.50 per share. These options expire in February 1997. See also the response to Item 5(c), which is incorporated herein by this reference.
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                                                          Page 6 of 6 Pages

ITEM 7.    Material to be Filed as Exhibits.

           Not applicable.

           Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 29, 1996                         /s/ Charles R. Munnerlyn
                                               ------------------------------
                                               Charles R. Munnerlyn